UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Explanatory Note

This Amendment No.1 to the Form 6-K originally furnished by VEON Ltd. (the “Company”) with the Securities and Exchange Commission on May 2, 2019 (the “Original Form 6-K”) is being furnished to correct errors contained in our previously issued press release. In the Original Form 6-K on page 10, net cash used in financing activities for 1Q 2019 (Pre-IFRS 16) and for year on year change (Pre-IFRS 16) were erroneously stated as USD 389 million and USD 612 million, respectively.  The Company is furnishing the corrected press release as Exhibit 99.1 to this Form 6-K/A, and the correct amounts for net cash flow used in financing activities (i.e., USD 312 million) and year on year change (Pre-IFRS 16) (i.e., USD 689 million) are reflected therein. This Amendment No. 1 does not otherwise amend, modify or update any other disclosure in the Original Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	May 2, 2019 Press Release (CORRECTED)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: May 7, 2019

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel